Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-250113

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This preliminary prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (this “Prospectus Supplement”), together with the short form base shelf prospectus dated ●, 2020 to which it relates, as amended or supplemented (the “Base Shelf Prospectus”) and each document incorporated or deemed to be incorporated by reference in this Prospectus Supplement and in the Base Shelf Prospectus, constitutes a public offering of these securities only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Vice President, Public Affairs and Global Communications or the General Counsel, Chief Compliance Officer and Corporate Secretary of CAE at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6, (telephone 514.341.6780). Copies of these documents are also available electronically on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators (“SEDAR”), at www.sedar.com.

Subject to Completion, dated November 16, 2020

PRELIMINARY PROSPECTUS SUPPLEMENT

To a Short Form Base Shelf Prospectus dated ●, 2020

New Issue	November 16, 2020

CAE INC.

$●

● Common Shares

CAE Inc. (“CAE”, the “Company”, “us”, “we” or “our”) is offering (the “Offering”) ● common shares in the capital of the Company (the “Firm Shares”) at a price of $● per Firm Share (the “Offering Price”). The Offering Price has been determined by negotiation between CAE and Scotia Capital Inc., RBC Dominion Securities Inc. and TD Securities Inc. (collectively, the “Lead Underwriters”), on their own behalf and on behalf of the other Underwriters (as defined herein). The common shares of CAE (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) under the symbol “CAE”. On November 13, 2020, the last trading day before the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was $29.72 and on the NYSE was US$22.65. The Company has applied to list the Offered Shares (as defined herein) on the TSX and on the NYSE. Listings will be subject to CAE fulfilling all the listing requirements of the TSX and the NYSE, respectively.

Concurrently with the announcement of the Offering, CAE has entered into a subscription agreement (the “Subscription Agreement”) with a subsidiary of Caisse de dépôt et placement du Québec (“Caisse”) dated ●, 2020 pursuant to which Caisse has agreed to purchase, on a prospectus-exempt basis in Canada, ● Common Shares (“Placement Common Shares”) at the Offering Price for aggregate gross proceeds to CAE of $● (the “Concurrent Private Placement”). Closing for the Concurrent Private Placement is scheduled to occur concurrently with the closing of the Offering (the “Offering Closing”), and closing of the Concurrent Private Placement and the Offering are conditional upon each other. The Prospectus does not qualify the distribution of the Placement Common Shares pursuant to the Concurrent Private Placement. Upon closing of the Concurrent Private Placement, Caisse will be entitled to a Capital Commitment Payment (as defined herein). The Placement Common Shares will be subject to a statutory hold period. The Company has applied to list the Placement Common Shares on the TSX and the NYSE. Listings will be subject to CAE fulfilling all the listing requirements of the TSX and the NYSE, respectively. See “Concurrent Private Placement”.

The Offering is made by a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (the “MJDS”), to prepare this Prospectus Supplement, and the Base Shelf Prospectus, in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and they are subject to Canadian independence and United States auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Prospective investors in the United States should be aware that the acquisition of the Common Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the underwriters or experts named herein may be residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and such persons may be located outside the United States.

THE SECURITIES OFFERED PURSUANT TO THIS PROSPECTUS SUPPLEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE BASE SHELF PROSPECTUS TO WHICH THIS PROSPECTUS SUPPLEMENT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

$● per Firm Share
	Price to the Public (1) (2)		Underwriters’ Fee (3)		Net Proceeds to the Company (4)(5)
Per Firm Share	$	●	$	●	$	●
Total (6)	$	●	$	●	$	●

Notes:

(1)	The Offering Price has been determined by negotiation between CAE and the Lead Underwriters, on their own behalf and on behalf of the other Underwriters.
(2)	The price to the public is payable to the Underwriters in Canadian dollars and proceeds to CAE will be payable by the Underwriters in Canadian dollars.

(3)

CAE has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). See “Plan of Distribution”.

(4)

After deducting the Underwriters’ fee, but before deducting the other expenses of the Offering estimated at $1,900,000, not taking into account the Concurrent Private Placement and assuming the Over-Allotment Option (as defined herein) is not exercised. See “Plan of Distribution”.

(5)

The total net proceeds to the Company of the Offering and the Concurrent Private Placement (after deducting the Underwriters’ fee and the Capital Commitment Payment, before deducting the other expenses of the Offering estimated to be approximately $1,900,000, and assuming that the Over-Allotment Option is not exercised) will be approximately $●. If the Over-Allotment Option is exercised in full, the total net proceeds to the Company of the Offering and the Concurrent Private Placement (after deducting the Underwriters’ fee and the Capital Commitment Payment, but before deducting the other expenses of the Offering and the Concurrent Private Placement) will be approximately $●.

(6)

The Company has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part at the sole discretion of the Underwriters at any time until the date that is 30 days following the Closing Date, to purchase up to an additional ● Common Shares at the Offering Price (representing up to 15% of the number of Common Shares sold pursuant to the Offering) (the “Option Shares”, and together with the Firm Shares, the “Offered Shares”) to cover over-allocations, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company”, before deducting expenses of the Offering, will be $●, $● and $●, respectively. This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and distribution of any additional Option Shares issuable upon exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. Unless the context otherwise requires, references to Offered Shares include the Common Shares issuable upon exercise of the Over-Allotment Option. See “Plan of Distribution”.

The following table sets forth the number of Common Shares that may be issued by the Company pursuant to the Over-Allotment Option:

Underwriters’ Position	Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	● Common Shares	Exercisable at any time until the date that is 30 days following the Closing Date	$● per Common Share

Scotia Capital Inc., RBC Dominion Securities Inc., TD Securities Inc., ●, ●, ●, ●, ●, ●, ●, ●, ● and ● (collectively, the “Underwriters”), as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued and sold by CAE and delivered to, and accepted by, the Underwriters in accordance with the conditions of the underwriting agreement dated as of ●, 2020 among the Company and the Underwriters (the “Underwriting Agreement”) and subject to the approval of certain legal matters on behalf of CAE by Norton Rose Fulbright Canada LLP of Montreal, Québec, the Company’s Canadian counsel, and by Norton Rose Fulbright US LLP of Houston, Texas, the Company’s U.S. counsel, and on behalf of the Underwriters by Stikeman Elliott LLP of Montreal, Québec, the Underwriters’ Canadian counsel and by Paul, Weiss, Rifkind, Wharton & Garrison LLP of New York, New York, the Underwriters’ U.S. counsel. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to take place on or about ● 2020, or such later date as the Company and the Underwriters mutually agree in writing (the “Closing Date”). See “Plan of Distribution”.

Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Offered Shares will be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and that the Firm Shares will be deposited with CDS on the Closing Date. No certificate evidencing the Offered Shares will be issued to purchasers and registration will be made in the depository service of CDS. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased. See “Plan of Distribution”.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement. The Company has not authorized anyone to provide investors with different information. The Company is not offering the Offered Shares in any jurisdiction in which the offer is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the front page of this Prospectus Supplement.

Unless otherwise indicated, the disclosure contained in this Prospectus Supplement assumes that the Over-Allotment Option has not been exercised. Unless otherwise indicated, all information included in this Prospectus Supplement assumes the completion of the Concurrent Private Placement concurrently with the Offering Closing.

CAE maintains its registered and head office at 8585 Côte-de-Liesse, Saint-Laurent, Québec H4T 1G6.

The Common Shares offered hereby will generally be qualified investments under the Income Tax Act (Canada). See “Eligibility for Investment”.

An investment in the Common Shares bears certain risks. See “Caution Regarding Forward-Looking Statements” and “Risk Factors” on page S-4 and S-10, respectively, of this Prospectus Supplement.

Each of the Underwriters, other than ●, ● and ●, is an affiliate of a financial institution which is a lender to the Company under one or more of the Company’s Senior Credit Agreements (as defined herein). Accordingly, under applicable securities laws, the Company may be considered a “connected issuer” of such Underwriters within the meaning of National Instrument 33-105 – Underwriting Conflicts. See “Plan of Distribution – Relationships Between the Company and Certain Underwriters; Conflicts of Interest”.

CURRENCY

Unless otherwise indicated, all references to “$” or “dollar” in this Prospectus Supplement refer to the Canadian dollar and all references to “US$” or “US dollar” in this Prospectus Supplement refer to the United States dollar. For information purposes, the closing foreign exchange rate as quoted by Thomson Reuters on September 30, 2020 and November 13, 2020, respectively, was US$1.00 = $1.3319 and US$1.00 = $1.3131, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars thereof.

The following documents, which have been filed by the Company with securities commissions or similar regulatory authorities in each of the provinces of Canada, are also specifically incorporated by reference into and form an integral part of the Base Shelf Prospectus, as supplemented by this Prospectus Supplement:

(a)	the annual information form of the Company dated June 10, 2020, for the financial year ended March 31, 2020;

(b)

the audited consolidated financial statements of the Company as at and for the financial years ended March 31, 2020 and 2019, together with the report of the independent registered public accounting firm thereon and the notes thereto, except that the footnote to the audit report included in such audited consolidated financial statements, and any future audited financial statements that are incorporated by reference herein, including in each case any amendment thereto, is hereby expressly excluded from incorporation by reference into the registration statement on Form F-10 of which this Prospectus Supplement forms a part;

(c)	the management’s discussion and analysis of financial results for the financial year ended March 31, 2020 (the “Annual MD&A”);

(d)

the unaudited condensed interim consolidated financial statements of the Company as at and for the three and six-month periods ended September 30, 2020 together with the notes thereto (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis of financial results for the three and six-month periods ended September 30, 2020 (the “Interim MD&A”);

(f)	the management proxy circular dated June 16, 2020, prepared in connection with the Company’s annual general meeting held on August 12, 2020; and

(g)

the “template version” of the “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)) for the Offering, consisting of a term sheet dated November 16, 2020 (the “Term Sheet”).

Any documents of a type described in Item 11.1 of Form 44-101F1 – Short Form Prospectus Distributions, including the types referred to above, any material change reports (excluding confidential reports), and business acquisition reports filed by the Company pursuant to the requirements of securities legislation of any province of Canada, and any other disclosure document which the Company has filed pursuant to an undertaking to a securities regulatory authority of any province of Canada, in each case, after the date of this Prospectus Supplement and prior to the completion or termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement. In addition, all documents filed on Form 6-K or Form 40-F by the Company with the SEC, on or after the date of this Prospectus Supplement and prior to the completion or termination of the Offering, shall be deemed to be incorporated by reference into the registration statement on Form F-10 of which this Prospectus Supplement forms a part, if and to the extent, in the case of any report on Form 6-K, expressly provided in such document.

Any statement contained in the Base Shelf Prospectus, in this Prospectus Supplement or in any document incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus for the purposes of the Offering shall be deemed to be modified or superseded, for the purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the Base Shelf Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Base Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement, except as so modified or superseded.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Base Shelf Prospectus, as applicable, and we disclaim any such incorporation by reference.

MARKETING MATERIALS

A “template version” of the “marketing materials” (as such terms are defined under NI 41-101) for the Offering, consisting of the Term Sheet, was filed with the securities commission or similar regulatory authority in each of the provinces of Canada on November 16, 2020. The template version of the marketing materials is incorporated by reference into this Prospectus Supplement, but is not part of this Prospectus Supplement to the extent that its contents have been modified or superseded by a statement contained in this Prospectus Supplement.

In addition, any template version of any other marketing materials filed with the securities commission or similar authority in each of the provinces of Canada in connection with the Offering after the date hereof but prior to the termination of the distribution of the securities under this Prospectus Supplement is deemed to be incorporated by reference herein.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in the Base Shelf Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of this Prospectus Supplement, together with the Base Shelf Prospectus and documents incorporated by reference herein and therein, may be obtained on request without charge from the Vice President, Public Affairs and Global Communications or the General Counsel, Chief Compliance Officer and Corporate Secretary of CAE at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6, (telephone 514.341.6780). Copies of these documents are also available electronically on SEDAR at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov.

The Offering is being made concurrently in Canada pursuant to this Prospectus Supplement and the accompanying Base Shelf Prospectus and in the United States pursuant to the registration statement on

Form F-10 filed with the SEC under the U.S. Securities Act. This Prospectus Supplement and the accompanying Base Shelf Prospectus do not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the Base Shelf Prospectus, together with the documents incorporated by reference herein and therein, includes forward-looking statements about the Offering and the Concurrent Private Placement, including in respect of the use of proceeds from, and expected closing dates of, the Offering and the Concurrent Private Placement, and the Company’s activities, events and developments that the Company expects to or anticipates may occur in the future including, for example, statements about the Company’s vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like “believe”, “expect”, “anticipate”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “should”, “strategy”, “future” and similar expressions. By their nature, forward looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties associated with the Company’s business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that the Company believes are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, the failure to receive regulatory approvals (including stock exchange) or otherwise satisfy the conditions to the completion of the Offering and the Concurrent Private Placement or delay in completing the Offering and the Concurrent Private Placement and the funds thereof not being available to CAE in the time frame anticipated or at all, the occurrence of an event which would allow the Underwriters to terminate their obligations under the Underwriting Agreement or which would allow Caisse to terminate its obligations under the Subscription Agreement, risks relating to the Acquisition, such as unanticipated integration-related issues, costs or delays, risks relating to the COVID-19 pandemic such as health and safety, reduction and suspension of operations, global economic conditions, diversions of management attention, heightened IT risks, liquidity risks and credit risks, risks relating to the industry such as competition, business development and awarding of new contracts, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory matters, natural or other disasters, environmental laws and regulations, climate change, risks relating to CAE such as evolving standards and technology innovation, the Company’s ability to penetrate new markets, R&D activities, fixed-price and long term supply contracts, strategic partnerships and long-term contracts, procurement and original equipment manufacturer (OEM) leverage, product integration and program management, protection of the Company’s intellectual property and brand, third-party intellectual property, loss of key personnel, labour relations, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, integration of acquired businesses through mergers, acquisitions, joint ventures, strategic alliances or divestitures, reputational risk, U.S. foreign ownership, control or influence mitigation measures, length of sales cycle, seasonality, continued returns to shareholders, information technology and cybersecurity, the Company’s reliance on technology and third party providers, data privacy, and risks relating to the market such as foreign exchange, availability of capital, credit risk, pension plan funding, doing business in foreign countries, geopolitical uncertainty, anti-corruption laws and taxation matters. Additionally, differences could arise because of events announced or completed after the date of this Prospectus Supplement. More information about the risks and uncertainties affecting CAE’s business can be found in the Annual MD&A and the Interim MD&A and under “Risk Factors” in this Prospectus Supplement. Any one or more of the factors described above and elsewhere in this Prospectus Supplement and the Base Shelf Prospectus, together with the documents incorporated by reference herein and therein, may be exacerbated by the continuing COVID-19 pandemic and may have a heightened negative impact on CAE’s business, results of operations and financial condition. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this Prospectus Supplement and the Base Shelf Prospectus, together with the documents incorporated by reference herein and therein, are not necessarily the only ones the Company faces; additional risks and uncertainties that are presently unknown to the Company or that the Company may currently deem immaterial may adversely affect CAE’s business.

Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this Prospectus Supplement and the Base Shelf Prospectus, together with the documents incorporated by reference herein and therein, are expressly qualified by this cautionary statement.

Material Assumptions

The forward-looking statements set out in this Prospectus Supplement and the Base Shelf Prospectus, together with the documents incorporated by reference herein and therein, are based on certain assumptions including, without limitation: the satisfaction of all closing conditions and the successful completion of the Offering and the Concurrent Private Placement within the anticipated timeframe, including receipt of regulatory approvals (including stock exchange approvals), fulfillment by the Underwriters of their obligations pursuant to the Underwriting Agreement and by Caisse of its obligations pursuant to the Subscription Agreement, that no event will occur which would allow the Underwriters to terminate their obligations under the Underwriting Agreement, or which would allow Caisse to terminate its obligations under the Subscription Agreement, the anticipated negative impacts of the COVID-19 pandemic on the Company’s businesses, operating results, cash flows and/or financial condition, including the intended effect of mitigation measures implemented as a result of the COVID-19 pandemic and the timing and degree of easing of global COVID-19-related mobility restrictions, the prevailing market conditions, customer receptivity to CAE’s training and operational support solutions, CAE’s available liquidity from cash and cash equivalents, undrawn amounts on CAE’s revolving credit facilities, the balance available under CAE’s receivable purchase program, CAE’s cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future; and no material financial, operational or competitive consequences from changes in regulations affecting CAE’s business. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this Prospectus Supplement and the Base Shelf Prospectus, together with the documents incorporated by reference herein and therein, refer to “Risk Factors” in this Prospectus Supplement and the applicable reportable segment in the Annual MD&A and the Interim MD&A. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this Prospectus Supplement and the Base Shelf Prospectus, together with the documents incorporated by reference herein and therein, and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.

NON-GAAP AND OTHER FINANCIAL MEASURES

The Company reports its financial results in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). The documents incorporated by reference in this Prospectus Supplement and/or in the Base Shelf Prospectus contain references to certain non-IFRS and other financial measures that are used by the Company as indicators of financial performance, but that are not recognized measures under generally accepted accounting principles and do not have a standardized meaning under IFRS. Management of the Company believes that these non-IFRS measures provide users with useful supplemental information, a better understanding of the Company’s results and trends and provides additional information on its financial and operating performance. These measures should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these non- IFRS measures should not be compared with similarly titled measures provided or used by other companies. See “Non-GAAP and Other Financial Measures” in the Interim MD&A and the Annual MD&A for further information regarding these measures.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this Prospectus Supplement, the accompanying Base Shelf Prospectus and/or the documents incorporated by reference herein or therein was obtained from third-party sources and industry reports, and from publications, websites and other publicly available information, as well as industry and other data prepared by us or on our behalf on the basis of our knowledge of the markets in which we operate, including information provided by suppliers, partners, customers and other industry participants.

We believe that the market and economic data presented throughout this Prospectus Supplement, the accompanying Base Shelf Prospectus and/or the documents incorporated by reference herein or therein is accurate and, with respect to data prepared by us or on our behalf, that our estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this Prospectus Supplement, the accompanying Base Shelf Prospectus and/or the documents incorporated by reference herein or therein are not guaranteed and none of us or any of the Underwriters makes any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although we believe it to be reliable, none of us or any of the Underwriters has independently verified any of the data from third-party sources referred to in this Prospectus Supplement, the accompanying Base Shelf Prospectus and/or the documents incorporated by reference herein or therein, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. In addition, certain of these publications, studies and reports were published before the global COVID-19 pandemic and therefore do not reflect any impact of the COVID-19 pandemic on any specific market or globally.

TRADEMARKS AND TRADE NAMES

This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein include certain trademarks and trade names which are protected under applicable intellectual property laws and are our property. Solely for convenience, the Company’s trademarks and trade names referred to in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. All other trademarks used in this Prospectus Supplement, the Base Shelf Prospectus or the documents incorporated by reference herein and therein are the property of their respective owners.

CAE INC.

CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, CAE continues to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. CAE is the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. Testament to its customers’ ongoing needs for its solutions, over 60 percent of CAE’s revenue is recurring in nature. CAE has the broadest global presence in its industry, with approximately 10,000 employees, 160 sites and training locations in over 35 countries.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on experience, strong technical capabilities, a highly trained workforce and global reach.

CAE’s reportable segments are: Civil Aviation Training Solutions, Defence and Security and Healthcare.

CAE’s Common Shares are listed on the TSX and the NYSE under the symbol “CAE.” CAE’s registered office is located at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6.

Additional information about the Company’s business is included in the documents incorporated by reference into this Prospectus Supplement, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

RECENT DEVELOPMENTS

On the date hereof, the Company completed the acquisition of all the issued and outstanding shares of Flight Simulation Company B.V. (the “Acquisition”), a civil aviation training business located in the Netherlands, for a cash consideration of approximately €70 million (approximately $108 million) paid to the sellers, calculated on the basis of an enterprise value of €100 million (approximately $155 million).

CONSOLIDATED CAPITALIZATION

The table below sets out the consolidated capitalization of the Company as at September 30, 2020, being the date of the Company’s Interim Financial Statements, both on an actual basis and a pro forma basis to give effect to (i) the Offering (assuming no exercise of the Over-Allotment Option, after deducting the Underwriters’ fee of $● and the estimated expenses of the Offering of $1,900,000), (ii) the Concurrent Private Placement (after deducting the Capital Commitment Payment of $●) and (iii) the Acquisition. This table should be read in conjunction with the Company’s Interim Financial Statements and Interim MD&A, each of which is incorporated by reference in this Prospectus Supplement. Other than as set forth below, there have been no material changes in CAE’s share and loan capital on a consolidated basis since September 30, 2020. See “Use of Proceeds”.

	As at September 30, 2020	As at September 30, 2020 after giving effect to the transactions referred to above (1) (2)
	(in millions of $) (3)(4)
Long-Term Debt, including current portion:
Unsecured senior notes
U.S. dollar denominated, fixed rate – 3.60% to 4.90%	1,292.8	●
Canadian dollar, fixed rate – 4.15%	30.0	●
Term loans
U.S. dollar, variable rate	238.2	●
Canadian dollar, variable rate	43.7	●
Other	16.8	●
Lease liabilities
U.S. dollar	264.4	●
Other	176.3	●
R&D obligations
Canadian dollar	400.7	●
Revolving credit facilities
Canadian dollar, variable rate	154.0	●

Total long-term debt, including current portion	2,616.9	●

Share Capital:
Total equity (5)	2,348.9	●

Total capitalization	$4,965.8	$ ●

Number of Common Shares	265,787,127	●

Notes:

(1)

Based on the issuance of ● Offered Shares and ● Placement Common Shares pursuant to the Offering and the Concurrent Private Placement, respectively, for aggregate net proceeds of $●, representing aggregate gross proceeds of $● less the Underwriters’ fee, the Capital Commitment Payment and the estimated expenses of the Offering of $1,900,000.

(2)

Assumes that $● of net proceeds of the Offering and the Concurrent Private Placement will be used to repay the amounts outstanding (which include amounts drawn to fund the Acquisition) under the Company’s Senior Revolving Credit Agreement (as defined herein), pending use of such proceeds for general corporate purposes, including to fund future potential acquisition and growth opportunities. However, we may use all or a portion of the net proceeds for other general corporate purposes. See “Use of Proceeds”.

(3)	Except for the number of Common Shares.
(4)	All foreign currency denominated amounts in this table have been converted to Canadian dollars using the closing foreign exchange rates as quoted by Thomson Reuters on September 30, 2020.
(5)	Total equity represents share capital, contributed surplus, accumulated other comprehensive income, retained earnings and non-controlling interests.

PRIOR SALES

For the 12-month period prior to the date hereof, the Company has issued Common Shares and securities convertible into, or exercisable or exchangeable for, Common Shares as listed on the table set forth below:

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issuance / Exercise Price per Security
November 13, 2019 – November 13, 2020	Common Shares	Exercise of options	793,566	$32.49 (weighted average price)

November 13, 2019 – November 13, 2020	Common Shares	Share Issuance – Dividend Reinvestment Plan (DRIP) / Optional cash purchase of Common Shares	51,500	$26.25 (weighted average price)

November 13, 2019 – November 13, 2020	Stock options	Grant of options	2,771,100	$21.15 (weighted average price)

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSX and the NYSE under the symbol “CAE”. The following table sets forth the monthly range of high and low prices and the aggregate volume of trading of the Common Shares on the TSX during the 12 months preceding the date of this Prospectus.

	Price Range
	High	Low	Volume
	($)	($)	(Shares)
2020
November 1 to 13	30.02	22.92	9,576,414
October	24.01	20.34	17,841,917
September	20.83	18.76	11,262,566
August	21.94	19.20	15,167,415
July	21.41	19.73	16,164,370
June	27.88	20.81	23,197,048
May	22.63	18.52	21,955,889
April	23.80	15.87	31,604,451
March	37.01	15.15	33,062,049
February	41.48	35.91	13,867,625
January	39.70	34.51	13,554,790

2019
December	35.42	33.85	6,663,166
November	36.00	33.33	9,666,452

USE OF PROCEEDS

The total net proceeds of the Offering, after deduction of the Underwriters’ fee of $● payable by the Company and the estimated expenses of the Offering of approximately $1,900,000, are estimated to be approximately $●. If the Over-Allotment Option is exercised in full, the total aggregate net proceeds to the Company are estimated to be approximately $●, after deduction of the Underwriters’ fee payable by the Company in respect of the Option Shares sold pursuant to the exercise of the Over-Allotment Option and the estimated expenses of the Offering.

We intend to use the net proceeds from the Offering and the Concurrent Private Placement for general corporate purposes, which may include funding future potential acquisition and growth opportunities, including the funding of the Acquisition (see “Recent Developments”). As a result of the fact that we operate in a dynamic and rapidly-evolving market, we do not believe we can provide the approximate amounts of the proceeds that will be allocated to each of these purposes with certainty. As such, we have not specifically allocated the net proceeds amongst these purposes as at the date of this Prospectus Supplement. Such decisions will depend on market and competitive factors, as they evolve over time. Pending their use, we intend to invest the net proceeds from the Offering and the Concurrent Private Placement in short-term, investment grade, interest bearing instruments or hold them as cash or cash equivalents, and repay a portion (initially in an aggregate amount of US$● million, which includes amounts drawn to fund the Acquisition) of the indebtedness outstanding under one or more of the Company’s Senior Credit Agreements (as defined herein).

CAE believes that the Offering and the Concurrent Private Placement will position the Company with increased financial flexibility to meet its growth objectives in the current market environment. Any amounts repaid under the Senior Credit Agreements are expected to be redrawn as and when needed for working capital and general corporate purposes, and to fund the Company’s ongoing growth strategies, which include pursuing future potential acquisition and growth opportunities as they present themselves.

For the purposes hereof, the “Senior Credit Agreements” means, collectively, (a) that certain Second Amended and Restated Credit Agreement, dated as of August 23, 2019, among, inter alios, the Company and certain subsidiaries of the Company, as borrowers, the subsidiaries of the Company party thereto, as guarantors, the lenders party thereto, as lenders, and The Bank of Nova Scotia, as administrative agent (the “Senior Revolving Credit Agreement”), (b) that certain Credit Agreement, dated as of December 20, 2018 as amended as of August 23, 2019, among, inter alios, the Company, as borrower, the subsidiaries of the Company party thereto, as guarantors, the lenders party thereto, as lenders, and The Toronto-Dominion Bank, as administrative agent (the “Term Loan Agreement”), and (c) that certain Credit Agreement, dated as of April 9, 2020, among, inter alios, the Company, as borrower, the subsidiaries of the Company party thereto, as guarantors, the lenders party thereto, as lenders, and The Bank of Nova Scotia, as administrative agent (the “2020 Senior Credit Agreement”). As at November 13, 2020, there was approximately US$333.3 million (including approximately US$21.4 million face amount of letters of credit) outstanding (expressed in US$ equivalent) under the Company’s Senior Revolving Credit Agreement, and US$150 million outstanding under the Company’s Term Loan Agreement. The 2020 Senior Credit Agreement is undrawn as of November 13, 2020.

Any indebtedness that may be repaid under our Senior Credit Agreements was principally incurred in the normal course of business to provide working capital in respect of our ongoing operations, to finance business acquisitions completed by the Company and for other general corporate purposes. See “Plan of Distribution – Relationships Between the Company and Certain Underwriters; Conflicts of Interest”.

While we currently anticipate that we will use the net proceeds from the Offering as set forth above, the actual use of the net proceeds may vary depending on the circumstances, including due to results of operations, market and other conditions, future strategic growth and acquisition opportunities that may become available to the Company, as well as other factors described under “Risk Factors”.

RISK FACTORS

Any investment in the Common Shares offered hereby is subject to certain risks. Prospective investors should carefully consider the risks described below, which are qualified in their entirety by reference to, and must be read in conjunction with, all the other information contained in this Prospectus Supplement, in the Base Shelf Prospectus and in the documents incorporated by reference herein and therein, including those risk factors described in the section entitled “Business Risk and Uncertainty” in the Annual MD&A, which are incorporated herein by reference, before purchasing Common Shares. The risks and uncertainties described in this Prospectus Supplement, in the Base Shelf Prospectus and in the documents incorporated by reference herein and therein are those that CAE currently believes to be material, but they are not the only risks it faces. If any of the following risks, or any other risks and uncertainties that CAE has not yet identified or that it currently considers not to be material, actually occur or become material risks, CAE’s business, financial condition, operating results and future prospects, and consequently, the price of the Common Shares could be materially and adversely affected. In all these cases, prospective investors could lose all or part of their original investment in the Offered Shares. CAE cannot assure you that it will successfully address any or all of these risks.

The COVID-19 pandemic is adversely affecting and is expected to continue to adversely affect our business, operating results and financial condition and this adverse effect could be material

The COVID-19 pandemic has created unprecedented uncertainty in the global economy, the global air transportation environment, air passenger travel and CAE’s business. Several of our customers are facing significant challenges, with airlines and, to a lesser extent, business jet operators having to ground many aircraft in response to travel bans, border restrictions, and lower demand for air travel. We continue to take measures to protect the health and safety of our employees, work with our customers to minimize potential disruptions and support our community in addressing the challenges posed by this global pandemic. This outbreak has had an important and immediate impact on all our businesses, especially in the Civil Aviation Training Solutions segment, as a result of an unprecedented shock to demand together with significant disruptions to our own operations, including temporary facility closures, supply chain disruptions, program execution delays, slower procurement decisions and changes to our customers’ acquisition priorities.

For the Civil Aviation Training Solutions segment, the impacts of the COVID-19 pandemic started at the end of the fourth quarter of fiscal 2020 and resulted in the temporary closure of certain training centre operations, lower utilization of our simulators in the network due to reduced demand from aviation customers and interruptions in the execution of our backlog. At the worst point during the first quarter of fiscal 2021, more than half of our Civil training locations worldwide had totally suspended operations or operated at significantly reduced capacity. However, by the end of September 2020, all previously closed training locations had re-opened and 4 locations remained operating at reduced capacities. We have begun to see some recoveries in training utilization, especially in our business aviation training business, nevertheless we remain operating at significantly lower levels than the prior year.

For the Defence and Security segment, delays in the awarding of new contracts and in the execution and advancement of certain programs continue to be experienced. Additionally, travel restrictions to certain countries and border closures have impacted our ability to deliver training for some international pilots that cannot travel to our training facilities.

For the Healthcare segment, customers continue to be focused on managing the acute operational demands of this healthcare crisis, which resulted in less budget for normal operations and training projects. Furthermore, as institutions begin to reopen, they have switched their focus to remote education and, while we have provided new distance learning solutions, we have seen a reduction in demand for on-site training in universities and hospitals resulting in delays of training events and simulator patient deliveries.

We continued to operate with several flexible measures implemented to protect our financial position and preserve liquidity, including the reduction of capital expenditures and research and development (“R&D”) investments, strict cost containment measures, salary freezes, salary reductions, reduced work weeks, layoffs, a suspension of our common share dividend and share repurchase plan, as well as payment deferrals on certain lease liabilities and government royalty and R&D obligations in response to the impact of the COVID-19 pandemic. We also received certain amounts under COVID-19 government support programs, mostly the Canada Emergency Wage Subsidy (CEWS) program, in 2020. We note that segment operating income before specific items(1) was $79.3 million and $77.2 million, respectively, for the three- and six-month periods ended September 30, 2020 (operating profit (loss) was $28.2 million and $(82.1) million), net income before specific items(1) was $34.2 million and $3.9 million (net loss attributable to equity holders of the Company was $5.2 million and $115.8 million), and EPS before specific items(1) was $0.13 and $0.01, (basic and diluted (loss) earnings per share (EPS) was $(0.02) and $(0.44), in each case, respectively, for the same periods. If the amount of COVID-19 government support programs credited to income during such periods was taken into account, segment operating income (loss) before specific items would have been $44.1 million and $(2.4 million), net income (loss) before specific items would have been $8.4 million and $(54.5 million) and EPS before specific items would have been $0.03 and $(0.21), in each case, respectively, for the same periods. Additionally, we have worked with defence customers to secure more favorable terms for milestone payments as well as offer contract modifications to increase work scope and with suppliers for extended payment terms. However, there is no certainty that such measures will be sufficient to mitigate the direct and indirect effects of the virus and its impact on our business, financial condition and results of operations going forward. Additionally, the impact of new technologies and initiatives we have launched or may launch in response to the COVID-19 pandemic on our business, financial condition and results of operations is uncertain and we may be subject to additional risks in connection with such technologies and initiatives.

The COVID-19 pandemic and related restrictions may also disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, cause delays or disruptions in our supply chain, increase our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable events. Additionally, although we have attempted to identify the COVID-19-related risks faced by our business, the uncertainty and lack of predictability around the COVID-19 pandemic means there may be other risks not presently known to us or that we presently believe are not material that could also affect our business, financial condition and results of operations.

Since the impact of COVID-19 is ongoing, the effect of the COVID-19 outbreak and the related impact on the global economy may not be fully reflected in our results of operations until future periods. It is difficult to predict the duration or severity of the pandemic and it is extremely challenging for CAE to estimate or quantify the magnitude of the pandemic’s impact on our operations, financial condition and strategic plan, though the impact may be material. Due to the unprecedented and ongoing nature of COVID-19 and the fact that the response to the pandemic is evolving in real time and differs geographically from one region to another, estimates of the economic impacts of the COVID-19 pandemic remain inherently highly uncertain and speculative. Even after the COVID-19 pandemic is over, we may continue to experience material adverse effects on our business, financial condition and strategic plans as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time. Moreover, a material adverse effect on our employees, customers, suppliers, partners and/or other stakeholders could have a material adverse effect on us.

More details on the impacts of the COVID-19 pandemic on our business can be found in the sections “About CAE” and “Results by segment” as well as in “Business risk and uncertainty” in the Annual MD&A and in the sections “About CAE” and “Results by segment” in the Interim MD&A.

Discretion in the application of the net proceeds of the Offering

We cannot specify with certainty the particular uses of the net proceeds we will receive from the Offering and the Concurrent Private Placement. Our management will have broad discretion in the application of the net

(1)

Segment operating income before specific items, net income before specific items and EPS before specific items are non-IFRS financial measures. See “Non-GAAP and Other Financial Measures” in the Interim MD&A for definitions of these measures and a reconciliation to the most directly comparable IFRS measures.

proceeds, including for any of the purposes described in “Use of Proceeds”. Accordingly, a purchaser of Offered Shares will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from the Offering and the Concurrent Private Placement in ways that might not yield a favourable return and that might not increase the value of a purchaser’s investment. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition, operating results and future prospects. Pending their use, we may invest the net proceeds of the Offering in a manner that does not produce income or that loses value.

Market price and volatility of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control, and heightened in the context of the COVID-19 pandemic and related uncertainty, including, but not limited to, announcements of new developments, actual or anticipated fluctuations in the Company’s operating results, sales of Common Shares in the marketplace, changes in forecasts, estimates or recommendations of securities research analysts regarding the Company’s future operating results or financial performance, changes in the economic performance or market valuations of other issuers that investors deem comparable to the Company, addition or departure of the Company’s executive officers and other key personnel, the declaration and payment of dividends, increases or decreases in the amount of dividends to be paid or expected to be paid by the Company, release or expiration of lock-up or other transfer restrictions on outstanding Common Shares; sales or anticipated sales of additional Common Shares by the Company, significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors, news reports relating to trends, concerns, technological or competitive developments, any public announcements made in regard to the Offering and the Concurrent Private Placement, the impact of various tax laws or rates and general market conditions or the worldwide economy. In certain circumstances, stock markets experience significant price and volume fluctuations, which are unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against such company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, financial condition, operating results and future prospects.

Sales of additional Common Shares

The Company is authorized to issue an unlimited number of Common Shares. The Company may issue additional Common Shares or other securities convertible into Common Shares to raise funds for future operations or for other purposes (including as incentive compensation or to finance future acquisitions). Any future issuance of Common Shares, or other securities convertible into Common Shares, may result in dilution to present and prospective holders of Common Shares. CAE cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares (or securities convertible into Common Shares), or the perception that such issuances could occur, may adversely affect the prevailing market price for the Common Shares. With any additional issuance of Common Shares, investors will suffer additional dilution to their voting power, and CAE may experience dilution in its earnings per share.

Returns to shareholders

Payment of dividends, the repurchase of shares under the Company’s normal course issuer bid (“NCIB”) program and other cash or capital returns to shareholders are at the discretion of the Board of Directors and depend on various factors, including the Company’s operating cash flows, sources of capital, the satisfaction of solvency tests and other financial requirements, the Company’s operations and financial results, as well as dividend and other policies which may be reviewed from time to time.

As a result, no assurance can be given as to whether CAE will declare and pay dividends in the future, or the frequency or amount of any such dividend. In addition, there is no assurance that shareholders who currently have their Common Shares enrolled in CAE’s Dividend Reinvestment Plan (“DRIP”) will continue to have their Common Shares participate in the DRIP, which may have an impact on CAE’s cash flows.

Given the impacts of the COVID-19 pandemic, CAE’s Board of Directors has approved on April 6, 2020 a suspension of dividend payments to common shareholders and share repurchases under the NCIB program to preserve liquidity. This position will be reviewed on a quarterly basis.

Foreign private issuer status

As a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act, we are permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare our disclosure documents filed under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

In reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, the Company is permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the significant differences between the Company’s corporate governance practices and the applicable corporate governance standards applicable to U.S. domestic issuers.

Further, as a foreign private issuer, the Company is exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Company is exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information.

Even though Canadian securities law requirements regarding the disclosure of material and non-public information by public companies are similar to U.S. securities law requirements and the Company voluntarily complies with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which purchasers are entitled as investors. Shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we have four months after the end of each fiscal year to file our Annual Information Form with the SEC and are not required under the U.S. Exchange Act to file quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act would do.

As the Company is a Canadian corporation and most of its directors and officers reside or are organized in Canada or the provinces thereof, it may be difficult for United States shareholders to effect service on the Company to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

The Company is governed by the Canada Business Corporations Act with its principal place of business in Canada. Most of the Company’s directors and officers reside in Canada. The majority of the Company’s assets and all or a substantial portion of the assets of these directors and officers may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Company’s directors and officers may be residents of countries other than Canada and all or a substantial portion of the assets of such persons may be located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

DESCRIPTION OF SHARE CAPITAL OF THE COMPANY

CAE is authorized to issue an unlimited number of Common Shares of which 265,850,027 were issued and outstanding as of November 13, 2020, and an unlimited number of preferred shares, issuable in series, none of which were issued and outstanding as at November 13, 2020.

A summary of the material attributes of the Common Shares is set out in the Base Shelf Prospectus under the heading “Description of Share Capital – Common Shares”.

PLAN OF DISTRIBUTION

General

The Offering consists of ● Common Shares at the Offering Price of $● per Common Share and, if the Over-Allotment Option is exercised, up to an additional ● Common Shares at the Offering Price. The Firm Shares will be issued on the Closing Date pursuant to the Underwriting Agreement.

Pursuant to the Underwriting Agreement, the Company has agreed to sell the Firm Shares to the Underwriters, and the Underwriters have jointly (the notion equivalent to “severally” in common law), but not solidarily nor jointly and severally, agreed to purchase, as principal, such Firm Shares at the Offering Price of $● per Firm Share, payable in cash to CAE against delivery of the Firm Shares on the Closing Date. The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the Offering, the Company will pay the Underwriters a fee of $● per Common Share issued and sold as part of the Offering, for an aggregate fee payable of $● (assuming the Over-Allotment Option is not exercised). The Underwriters’ fee in respect of the Offering is payable on the Closing Date (and, as applicable, upon the closing of the exercise of the Over-Allotment Option).

Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters the Over-Allotment Option to purchase, if exercised, up to an additional ● Common Shares at the Offering Price on the same terms and conditions as the Offering, exercisable in whole or in part, for a period of 30 days following the Closing Date solely for the purpose of covering over-allotments, if any, and for market stabilization purposes. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or through secondary market purchases. This Prospectus Supplement qualifies the issuance of Common Shares upon exercise of the Over-Allotment Option. The Company will also pay the Underwriters’ fee in respect of the Option Shares issued and sold by the Company if the Over-Allotment Option is exercised.

The terms of the Offering, including the Offering Price, were established through negotiation between the Company and the Lead Underwriters, on their own behalf and on behalf of the other Underwriters. Without affecting the firm obligation of the Underwriters to purchase from the Company the Offered Shares at the Offering Price and in accordance with the Underwriting Agreement, after the Underwriters have made a reasonable effort to sell all of the Offered Shares offered hereby at the Offering Price, the offering price to the public may be decreased and further changed from time to time to an amount not greater than the Offering Price specified herein. Any such reduction shall not affect the Underwriters’ fee nor the proceeds to be received by the Company.

The total expenses related to the Offering to be paid by the Company, excluding the Underwriters’ fee, are estimated to be approximately $1,900,000.

In connection with the Offering, certain of the Underwriters or securities dealers may distribute this Prospectus Supplement electronically.

The obligations of the Underwriters under the Underwriting Agreement are joint (the notion of “several” in common law), and not solidary nor joint and several, and may be terminated upon the occurrence of certain stated events set forth in the Underwriting Agreement, including “disaster out”, “regulatory out” and “material adverse change out” rights of termination.

If an Underwriter fails to purchase the Firm Shares which it has agreed to purchase, the remaining Underwriter(s) may, but are not obligated to, purchase such Firm Shares, provided that if the number of Firm Shares that a defaulting Underwriter(s) agreed but failed to purchase is less than or equal to ●% of the aggregate number of Firm Shares agreed to be purchased by the Underwriters (excluding any Option Shares), then the other Underwriters are jointly (the notion equivalent to “severally” in common law), but not solidarily nor jointly and severally, obligated to purchase the Firm Shares which the defaulting Underwriter or Underwriters failed to purchase, on a pro rata basis or as they may otherwise agree between themselves. If the aggregate amount of Firm Shares not purchased is greater than ●% of the aggregate number of Firm Shares agreed to be purchased by the Underwriters (excluding any Option Shares), then each of the Underwriters shall be relieved of its obligations to purchase its respective percentage of the Firm Shares, subject to the terms and conditions of the Underwriting Agreement. The Underwriters are, however, obligated to take up and pay for all of the Firm Shares if any of the Firm Shares are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Option Shares under the Over-Allotment Option. The Underwriters are entitled under the Underwriting Agreement to customary indemnification by the Company against certain liabilities and expenses. The Underwriting Agreement also provides that the Company will indemnify the Underwriters and their respective directors, officers, affiliates, employees, and each person who controls any Underwriter within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act against certain liabilities, claims, losses, costs, damages and expenses.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

The Offered Shares will be offered in Canada and the U.S. through the Underwriters either directly or, if applicable, through their respective Canadian or U.S. registered broker-dealer affiliates or agents, as applicable. The Offering is being made concurrently in the U.S. and in all of the provinces of Canada pursuant to MJDS. Offers may also be made on a private placement basis where permitted by applicable law. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

In connection with the sale of the Offered Shares, the Underwriters may receive compensation from the Company or from purchasers of the Offered Shares for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the Offered Shares may be deemed to be “underwriters” within the meaning of the U.S. Securities Act and any commissions received by them from the Company and any profit on the resale of Offered Shares by them may be deemed to be underwriting commissions under the U.S. Securities Act.

The Offering Price for the Offered Shares offered in Canada and in the U.S. is payable in Canadian dollars only. All of the proceeds of the Offering will be paid to CAE by the Underwriters in Canadian dollars based on the Canadian dollar Offering Price.

The Common Shares are listed on the TSX and the NYSE. The Company has applied to list the Offered Shares on the TSX and on the NYSE. Listings will be subject to CAE fulfilling all the listing requirements of the TSX and the NYSE, respectively.

Price Stabilization, Short Positions and Passive Market Making

In connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. These transactions may also include making short sales of the Offered Shares, which involve the sale by the Underwriters of a greater number of Offered Shares than they are required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount. The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Offered Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of the Offered Shares available for purchase in the open market compared with the price at which they may purchase Offered Shares through the Over-Allotment Option.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purposes of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Until the distribution of Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares.

The Underwriters must close out any naked short position by purchasing Offered Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Offered Shares in the open market that could adversely affect investors who purchase in the Offering. An investor who acquires Common Shares forming part of the Underwriters’ over-allocation position resulting from any covered short sales or naked short sales will, in each case, acquire such Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. Purchases of Common Shares to stabilize the price or to reduce a short position may cause the price of the Common Shares to be higher than it might otherwise be in the absence of such purchases. No representation is made as to the magnitude or effect of such stabilization or other activities. The Underwriters are not required to engage in these activities.

Lock-Up Arrangements

Pursuant to the Underwriting Agreement, CAE has agreed, subject to certain exceptions, not to directly or indirectly, create, allot, authorize, offer, issue, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Common Shares, rights to purchase such Common Shares or any securities convertible into or exercisable or exchangeable for such Common Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Common Shares, whether any such transaction described above is to be settled by delivery of such Common Shares or such other securities or interests, in cash or otherwise, or agree to do any of the foregoing, for a period from the date of the Underwriting Agreement until ● days following closing of the Offering without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, which consent will not be unreasonably withheld or delayed, except for (i) the issuance by the Company of Common Shares issued and sold pursuant to the Offering, including as a result of the exercise of the Over-Allotment Option; (ii) the issuance by the Company of the Common Shares upon the exercise of an option or warrant or the conversion of currently outstanding securities; (iii) the issuance by the Company of any Common Shares or options to acquire Common Shares or other award, right or grant pursuant to the Company’s existing stock option plan, deferred share unit plan, performance and restricted share unit plan or employee share purchase plan and the issuance of Common Shares in connection with the exercise, vesting or settlement of any such options, awards rights or grants; (iv) the issuance by the Company of any Common Shares pursuant to a dividend reinvestment plan or optional share purchase plan; (v) to satisfy existing contractual arrangements entered into and disclosed to the Underwriters in writing at or prior to such time as the Underwriting Agreement is executed; (vi) pursuant to the Company’s shareholder rights plan; or (vii) up to ● Common Shares to be issued and sold pursuant to the Concurrent Private Placement.

Closing; Book-Based System

It is expected that the Company will arrange for the deposit of the Offered Shares distributed under this Prospectus Supplement under the book-based system of registration, to be registered to CDS and, in the case of the Firm Shares, to be deposited with CDS on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased, in accordance with the practices and procedures of such CDS participant. Transfers of ownership of Offered Shares will be effected through records maintained by the CDS participants, which include securities brokers and dealers, banks and trust companies. Indirect access to the CDS book-entry system is also available to other institutions that maintain custodial relationships with a CDS Participant, either directly or indirectly.

Relationships Between the Company and Certain Underwriters; Conflicts of Interest

Each of the Underwriters, other than ●, ● and ●, is an affiliate of a financial institution which is a lender to the Company under one or more of the Company’s Senior Credit Agreements. Accordingly, under applicable securities laws, the Company may be considered a “connected issuer” of such Underwriters within the meaning of National Instrument 33-105 – Underwriting Conflicts.

As at November 13, 2020, there was approximately US$333.3 million (including approximately US$21.4 million face amount of letters of credit) outstanding (expressed in US$ equivalent) under the Company’s Senior Revolving Credit Agreement, and US$150 million outstanding under the Company’s Term Loan Agreement. The 2020 Senior Credit Agreement is undrawn.

The Company is in material compliance with all of the terms of the Senior Credit Agreements, and none of the lenders under the respective Senior Credit Agreements has waived any material breach by the Company thereunder. Except as previously disclosed by the Company or as described elsewhere in this Prospectus Supplement or the documents incorporated by reference herein, neither the financial position of the Company nor the value of any security granted under the Senior Credit Agreements has changed substantially and adversely since the Company entered into each of the Senior Credit Agreements, respectively.

The net proceeds of the Offering may be used for the reduction of indebtedness incurred by the Company under one or more of the Company’s Senior Credit Agreements. See “Use of Proceeds.” As a result, one or more affiliates of the Underwriters may receive more than 5% of the net proceeds from the Offering in the form of the repayment of indebtedness. Accordingly, the Offering is being conducted in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121, as administered by FINRA. Pursuant to FINRA Rule 5121(a)(1)(B), the appointment of a qualified independent underwriter is not necessary in connection with the Offering, as the Offering is of a class of equity securities for which there is a “bona fide public market,” as defined by FINRA rules. To comply with Rule 5121, each of the Underwriters, except for ●, ●, ● and ●, will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder.

The decision to distribute the Offered Shares pursuant to the Offering was made by the Company and the determination of the terms of the Offering was made through arm’s-length negotiations between the Company and the Lead Underwriters, on behalf of the Underwriters. The Offering was not required, suggested or consented to by the lenders under the Term Loans or the Revolving Credit Facilities. The Lead Underwriters, on behalf of the Underwriters, participated in the drafting of this Prospectus Supplement, the negotiation of the pricing of the Offered Shares and the due diligence process in respect of the Offering. The Underwriters will receive the underwriting fees payable by the Company.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Company or its affiliates. If any of the Underwriters or their affiliates have a lending relationship with the Company, certain of those Underwriters or their affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to the Company consistent with their customary risk management policies. Typically, these Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the Company’s securities, including potentially the Common Shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Common Shares offered hereby. Certain of the Underwriters or their affiliates have from time to time engaged, and may in the future engage, in transactions with, and perform services, including commercial banking, financial advisory and investment banking services, for the Company and its related issuers in the ordinary course of business for which they have received or may receive customary compensation. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no offer of Common Shares which are the subject of the offering contemplated by this Prospectus Supplement may be made to the public in that Relevant State other than:

a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

b)	to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Regulation), per Relevant State, subject to obtaining the prior consent of the Underwriter; or

c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of Common Shares shall result in a requirement for the Company or the Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any Common Shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the Underwriter and the Issuer that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any Common Shares being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the Common Shares acquired by it in the Offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to offering those Common Shares to the public, other than their offer or resale in a Relevant State to “qualified investors” as so defined or in circumstances in which the prior consent of the Underwriter has been obtained to each such proposed offer or resale.

The Company, the Underwriter and its affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the Underwriter of such fact in writing may, with the prior consent of the Underwriter, be permitted to acquire Common Shares in the Offer.

For the purposes of this provision, the expression an “offer of Common Shares to the public” in relation to any Common Shares in Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Common Shares. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended.

Singapore

This Prospectus Supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant party which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such securities of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or securities-based derivatives contracts or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities-based Derivatives Contracts) Regulations 2018.

SINGAPORE SFA PRODUCT CLASSIFICATION – In connection with Section 309B of the SFA, unless otherwise specified before an offer of Offered Shares, CAE has determined, and hereby notifies all persons, including relevant persons (as defined in Section 309A(1) of the SFA), that the Offered Shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

United Kingdom

In the United Kingdom, this Prospectus Supplement is being distributed only to, and is directed at, persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (as amended, the “FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this Prospectus Supplement relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. This Prospectus Supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person who is not a United Kingdom relevant person should not act or rely on this Prospectus Supplement or any of its contents.

CONCURRENT PRIVATE PLACEMENT

Concurrently with the announcement of the Offering, the Company entered into the Subscription Agreement, pursuant to which Caisse has agreed to purchase and subscribe for, on a prospectus-exempt basis, an aggregate of ● Placement Common Shares at a price of $● per Placement Common Share for aggregate gross proceeds to the Company of $●. Closing of the Concurrent Private Placement is scheduled to occur concurrently with the Offering Closing.

The following is a summary of certain rights and obligations of the parties under the Subscription Agreement, which summary is not intended to be complete. Reference is made to the Subscription Agreement for a complete description and the full text of its provisions, which will be filed with the Canadian securities regulatory authorities and will be available on the SEDAR website at www.sedar.com.

Completion of the Concurrent Private Placement is subject to a number of conditions, including the concurrent Offering Closing. Completion of the Offering is conditional upon the concurrent closing of the Concurrent Private Placement.

Assuming completion of the Concurrent Private Placement and the Offering, Caisse would beneficially own, or exercise control or direction over, directly or indirectly, an aggregate of ● Common Shares (which includes the 4,379,111 Common Shares currently held by Caisse), representing approximately ●% of the issued and outstanding Common Shares (approximately ●% of the issued and outstanding Common Shares in the event the Over-Allotment Option is exercised in full) on a pro forma basis.

Upon the closing of the Concurrent Private Placement, Caisse will be entitled to receive a capital commitment payment equal to ●% of the aggregate purchase price for the Placement Common Shares for which it has directly or indirectly subscribed (the “Capital Commitment Payment”). No commission or other fees will be paid to the Underwriters or any other underwriter or agent in connection with the Concurrent Private Placement.

This Prospectus Supplement does not qualify the distribution of the Placement Common Shares. The Placement Common Shares to be issued pursuant to the Concurrent Private Placement will be subject to a statutory hold period.

The Company has applied to list the Placement Common Shares on the TSX and on the NYSE. Listings will be subject to CAE fulfilling all the listing requirements of the TSX and the NYSE, respectively.

ELIGIBILITY FOR INVESTMENT

In the opinion of Norton Rose Fulbright Canada LLP, counsel to the Company, and Stikeman Elliott LLP, counsel to the Underwriters, provided that the Common Shares are listed on a designated stock exchange (which includes the TSX and the NYSE), the Common Shares will be a qualified investment under the Income Tax Act (Canada) (the “Tax Act”) for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered disability savings plan (“RDSP”), a deferred profit sharing plan, a registered education savings plan (“RESP”) or a tax-free savings account (“TFSA”) (each as defined in the Tax Act).

Notwithstanding the foregoing, if the Common Shares are a “prohibited investment” (as defined in the Tax Act) for a particular RRSP, RRIF, RESP, RDSP or TFSA, the annuitant of the RRSP or RRIF, the subscriber of the RESP or the holder of the RDSP or TFSA, as the case may be, will be subject to a penalty tax under the Tax Act. The Common Shares generally will not be a prohibited investment for these purposes provided that the annuitant of the RRSP or RRIF, the subscriber of the RESP or the holder of the RDSP or TFSA, as the case may be, (i) deals at arm’s length with the Company for purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in the Tax Act) in the Company. In addition, the Common Shares generally will not be a “prohibited investment” for a RRSP, RRIF, RESP, RDSP or TFSA if the Common Shares are “excluded property” (as defined in the Tax Act).

Prospective investors should consult their own tax advisors regarding whether the Common Shares would be a prohibited investment for their RRSP, RRIF, RDSP, RESP or TFSA in their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Norton Rose Fulbright Canada LLP, counsel to CAE, and Stikeman Elliott LLP, counsel to the Underwriters, the following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a purchaser who acquires as beneficial owner Offered Shares pursuant to the Offering or the exercise of the Over-Allotment Option and who, for purposes of the Tax Act, deals at arm’s length and is not affiliated with CAE or the Underwriters, and acquires and holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” as defined in the Tax Act for purposes of the mark-to-market rules; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; or (v) that has entered or will enter into, with respect to the Offered Shares, a “derivative forward agreement”, or a “dividend rental arrangement”, as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary is based on the facts set out in this Prospectus Supplement and the Base Shelf Prospectus, the provisions of the Tax Act and the Regulations in force as of the date hereof, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

Additional considerations, not discussed in this summary, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their Canadian tax advisors with respect to the consequences of acquiring Common Shares.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

In general, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares (including, without limitation, dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in foreign currency must be converted into Canadian dollars using appropriate exchange rate determined in accordance with the detailed rules contained in the Tax Act in that regard.

Holders Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”). A Resident Holder to whom the Offered Shares might not constitute capital property may make, in certain circumstances, the irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and all other Canadian securities held by such person, treated as capital property in the taxation year of the election and in all subsequent taxation years. Resident Holders considering making such election should first consult their own tax advisors.

Taxation of Dividends

Dividends received or deemed to be received on an Offered Share by a Resident Holder will be included in computing the Resident Holder’s income for purposes of the Tax Act. Dividends received or deemed to be received by a Resident Holder who is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. To the extent that CAE designates the dividends as “eligible dividends” within the meaning of the Tax Act in the prescribed manner, such dividends will be eligible for the enhanced gross-up and dividend tax credit. CAE has, by notice on its website, indicated that all dividends paid by it since 2007 will be designated as eligible dividends until a notification of change is posted on its website. Dividends received or deemed to be received by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Dividends received or deemed to be received by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as a gain from the disposition of capital property or proceeds of disposition. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. Resident Holders should consult their own tax advisors in this regard.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act), including any dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Resident Holders should consult their own tax advisors in this regard.

Disposition of Offered Shares

Upon a disposition or a deemed disposition of an Offered Share (other than in a disposition to CAE that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Offered Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Offered Share to the Resident Holder. The adjusted cost base to the Resident Holder of an Offered Share acquired pursuant to the Offering will, at any particular time, be determined by averaging the cost of such share with the adjusted cost base of all Offered Shares of CAE owned by the Resident Holder as capital property at that time, if any.

Generally, one half of any such capital gain (a “taxable capital gain”) realized by a Resident Holder will be required to be included in computing the Resident Holder’s income, and one half of any such capital loss (an “allowable capital loss”) realized by a Resident Holder must be deducted against taxable capital gains realized by the Resident Holder in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Resident Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard.

If the Resident Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by the Resident Holder may be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such Offered Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Offered Shares, or where a partnership or trust is itself a member of a partnership or a beneficiary of a trust that owns Offered Shares.

If the Resident Holder is a “Canadian-controlled private corporation” (as defined in the Tax Act), the Resident Holder may also be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is generally includes taxable capital gains. Resident Holders should consult their own tax advisors in this regard.

Capital gains realized by an individual (including certain trusts) may give rise to liability for alternative minimum tax.

Holders Not Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and who does not use or hold (and is not deemed to use or hold) the Offered Shares in connection with a business carried on in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada.

This part of the summary is not applicable to a Non-Resident Holder whose Offered Shares are or are deemed to be “taxable Canadian property” for purposes of the Tax Act. Provided that the Offered Shares are listed on a designated stock exchange (which includes the TSX and the NYSE) at a particular time, the Offered Shares generally will not constitute taxable Canadian property to a Non-Resident Holder at that time unless, at any time during the five year period immediately preceding that time: (i) 25% or more of the issued shares of any class or series of CAE’ capital stock were owned by any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the value of the Offered Shares was derived, directly or indirectly, from one or any combination of (a) real or immoveable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), and (d) options in respect of, or interests in or for civil law right in any such property. A Non-Resident Holder’s Offered Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited by CAE to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of such withholding under an income tax treaty between Canada and the country where the Non-Resident Holder is resident. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the U.S. for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Offered Shares.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes certain material U.S. federal income tax considerations to U.S. Holders (defined below) of the acquisition, ownership, and disposition of the Offered Shares. For purposes of this discussion, a “U.S. Holder” generally means a beneficial owner of the Offered Shares that is, for U.S. federal income tax purposes, any of the following:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, each as in effect as of the date hereof, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular U.S. Holder in light of that U.S. Holder’s individual circumstances, nor does it address any aspects of U.S. federal estate and gift, state, local, or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular U.S. Holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws, such as:

•	insurance companies;

•	tax-exempt organizations;

•	banks, thrifts and other financial institutions;

•	mutual funds, grantor trusts, subchapter S corporations, partnerships, or other pass-through entities for U.S. federal income tax purposes (and investors therein);

•	retirement plans, individual retirement accounts or other tax-deferred accounts;

•	brokers or dealers in securities or currencies;

•	regulated investment companies;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired their Offered Shares pursuant to the exercise of employee stock options or otherwise acquired depositary shares as compensation or through a tax-qualified retirement plan;

•	real estate investment trusts;

•	persons that hold Offered Shares as part of a straddle, hedge, appreciated financial position, conversion transaction or other risk reduction strategy;

•	persons that hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code;

•	persons liable for alternative minimum tax or the Medicare tax on net investment income;

•	persons that have a “functional currency” other than the U.S. dollar;

•	persons that generally mark their securities to market for U.S. federal income tax purposes;

•

persons required to accelerate the recognition of any item of gross income for United States federal income tax purposes with respect to our depositary shares as a result of such item being taken into account in an applicable financial statement;

•	persons that own, directly, indirectly or constructively, 10% or more of our common stock (by vote or value) for U.S. federal income tax purposes; and

•	certain U.S. expatriates.

This summary does not address the tax considerations that may be relevant to subsequent purchasers of the Offered Shares.

We have not sought and will not seek any ruling from the IRS with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. There can be no assurance that a court will not sustain any challenge by the IRS.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Offered Shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Any such partner or partnership should consult its tax advisor as to the particular U.S. federal income tax considerations of holding Offered Shares.

All U.S. Holders should consult their own tax advisors concerning the tax consequences of the acquisition, ownership, and disposition of the Offered Shares in light of their particular circumstances, including the application of the U.S. federal income tax considerations discussed below, as well as the application of U.S. federal tax laws other than income tax laws (such as estate and gift tax laws), and U.S. state and local, and non-U.S. tax laws.

Cash Distributions

Subject to the application of the PFIC (defined below) rules discussed below, a U.S. Holder that receives a cash distribution with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian tax withheld from such distribution) to the extent of the Company’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the amount of such distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s tax basis in such Offered Shares and thereafter will be treated as gain from the sale or exchange of such Offered

Shares. The Company does not currently expect to calculate its earnings and profits under United States federal income tax principles and cannot provide U.S. Holders with such information. Therefore, U.S. Holders should expect the entire amount of a cash distribution received to be treated as a dividend as described above.

The U.S. dollar value of any distribution on Offered Shares made in Canadian dollars should be calculated by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt of the distribution by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax), regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. If the Canadian dollars so received are converted into U.S. dollars on the date of receipt, a U.S. Holder should not recognize foreign currency gain or loss on the conversion. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, the U.S. Holder will have a tax basis in the Canadian dollars equal to the U.S. dollar value of the Canadian dollars on the date of receipt. The tax basis will be used to measure foreign currency gain or loss from a subsequent conversion or other disposition of the Canadian dollars. Any gain or loss on a subsequent conversion or other taxable disposition of the Canadian dollars will be treated as ordinary income or loss to a U.S. Holder and will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Cash distributions on Offered Shares that are treated as dividends will constitute income from sources outside the United States and will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.” Dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations. A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of the Offered Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are very complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

If, as expected, Offered Shares are readily tradable on an established U.S. securities market within the meaning of the Code or (if Offered Shares are not so tradable) if the Company is eligible for benefits under the Treaty, and if certain holding period and other requirements are met, dividends received by non-corporate U.S. Holders will be “qualified dividend income” to such U.S. Holders. Qualified dividend income received by a non-corporate U.S. Holder (including an individual) from the Company will be subject to U.S. federal income tax at preferential rates.

Sale, Exchange or Other Taxable Disposition of Offered Shares

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of an Offered Share. The amount of gain or loss will equal the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and such U.S. Holder’s adjusted tax basis in such Offered Share. Capital gain or loss will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of sale, exchange or other taxable disposition, the Offered Share was held by a U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will be sourced within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Special adverse tax rules may apply to U.S. Holders if the Company is treated as a “passive foreign investment company” (“PFIC”), under United States federal income tax rules at any time during a U.S. Holder’s holding period in such holder’s Offered Shares. A non-U.S. corporation is treated as a PFIC if during any taxable year, either (1) 75% or more of its gross income consists of certain types of “passive” income or (2) 50% or more of its assets are “passive assets.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains, and “passive assets” are assets that produce passive income or are held for the production of passive income. The Company believes that it was not a PFIC in 2019, and the Company does not expect to become a PFIC in 2020 or any subsequent year. However, because this determination is made annually at the end of such taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control and subject to differing interpretations, there can be no assurance that the Company will not become a PFIC in any taxable year or that the IRS will agree with the Company’s conclusion regarding its PFIC status. If the Company is a PFIC in any taxable year, U.S. Holders could suffer adverse consequences, including being subject to increased tax liability (generally including an interest charge) upon the receipt of certain distributions treated as “excess distributions” or the possible characterization of gain from the sale, exchange or other taxable disposition of Offered Shares as ordinary income. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from our treatment as a PFIC. U.S. Holders are urged to consult their own tax advisors regarding the adverse United States federal income tax consequences of owning stock of a PFIC.

Backup Withholding Tax and Information Reporting

Under certain circumstances, U.S. backup withholding tax and/or information reporting may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other taxable disposition of Offered Shares, unless an applicable exemption is satisfied. Backup withholding (currently at the rate of 24%) also will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies on an IRS Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that fails to provide the correct taxpayer identification number on IRS Form W-9 or any successor form may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes the required information to the IRS on a timely basis. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding tax and the procedure for establishing an exemption.

THIS DISCUSSION IS INCLUDED HEREIN AS GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE OFFERED SHARES.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Norton Rose Fulbright Canada LLP, of Montreal, Québec, the Company’s Canadian counsel, and Norton Rose Fulbright US LLP, Houston, Texas, the Company’s U.S. counsel, and on behalf of the Underwriters by Stikeman Elliott LLP, of Montreal, Québec, the Underwriters’ Canadian counsel, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, the Underwriters’ U.S. counsel. The partners and associates of each of Norton Rose Fulbright Canada LLP and Stikeman Elliott LLP as a group each beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The independent registered public accounting firm of the Company is PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500,

Montréal, Québec, Canada H3B 4Y1. PricewaterhouseCoopers LLP is independent of the Company within the meaning of the Code of ethics of chartered professional accountants (Quebec). PricewaterhouseCoopers LLP is a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and is required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB.

The transfer agent and registrar of the Common Shares is Computershare Trust Company of Canada at its principal office in the City of Toronto, Ontario.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Certain of the Company’s directors, namely Margaret S. Billson, Marianne Harrison, General David G. Perkins, and Andrew J. Stevens, reside outside of Canada. Each such director has appointed CAE Inc. at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6 as their agent for service of process. Purchasers are advised that it may not be possible for them to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This preliminary prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of documents incorporated by reference herein may be obtained on request without charge from the Vice President, Public Affairs and Global Communications or the General Counsel, Chief Compliance Officer and Corporate Secretary of CAE at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6, (telephone 514.341.6780) and are also available electronically on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators at www.sedar.com.

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	November 16, 2020

CAE INC.

$2,000,000,000

Debt Securities

Preferred Shares

Common Shares

Warrants

Share Purchase Contracts

Subscription Receipts

Units

CAE Inc. (“CAE” or the “Company”) may offer and issue from time to time any bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description (collectively, “Debt Securities”), preferred shares (the “Preferred Shares”) or common shares (“Common Shares”, and together with the Preferred Shares, the “Equity Securities”), warrants to acquire Equity Securities, Debt Securities or any of the other securities that are described in this short form base shelf prospectus (the “Warrants”), Share Purchase Contracts (as defined under “Description of Share Purchase Contracts” herein), subscription receipts (“Subscription Receipts”) that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, any of the other securities that are described in this short form base shelf prospectus (the “Prospectus”), units comprised of one or more of any of the other securities that are described in this Prospectus (“Units”) and any combination of such securities (all of the foregoing collectively, the “Securities”, and individually, a “Security”) of up to $2,000,000,000 aggregate initial offering price of Securities (or the equivalent thereof in one or more foreign currencies or composite currencies, including United States dollars) during the 25-month period that this Prospectus, including any amendments thereto, is effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). The specific terms of the

Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement. The Securities may be offered separately or together or in any combination, and as separate series. One or more securityholders of the Company may also offer and sell Securities under this Prospectus. See “The Selling Securityholders”.

Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities. The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the Toronto Stock Exchange (the “TSX”) or the New York Stock Exchange (the “NYSE”) or other existing trading markets for the Common Shares, and as set forth in a Prospectus Supplement for such purpose. See “Plan of Distribution”.

All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. For the purposes of applicable securities laws, each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. This Prospectus and any applicable Prospectus Supplement should be read carefully before investing in any Securities offered pursuant to this Prospectus.

CAE will file an undertaking with the applicable securities regulatory authorities that it will not distribute Securities that, at the time of distribution, are novel specified derivatives or asset-backed securities without pre-clearing with the applicable regulator the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such Securities.

For the purpose of calculating the Canadian dollar equivalent of the aggregate principal amount of Securities issued under this Prospectus from time to time, Securities denominated in or issued in, as applicable, a currency (the “Securities Currency”) other than Canadian dollars will be translated into Canadian dollars using the Bank of Canada daily exchange rate of Canadian dollars with the Securities Currency in effect as of 4:30 p.m. (Montreal time) on the business day before the issue of such Securities.

CAE maintains its registered and head office at 8585 Chemin Côte-de-Liesse, Saint-Laurent, Québec H4T 1G6.

This offering is made by a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and they are subject to Canadian independence and United States auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Prospective investors in the United States should be aware that acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be described fully herein. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the underwriters or experts named in this Prospectus and/or in a Prospectus Supplement may be residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and such persons may be located outside the United States.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company or any selling securityholders may offer and sell Securities to or through underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers, agents or selling securityholders involved in the sale of such Securities and the compensation of any such underwriters, dealers or agents. The Common Shares are listed on the TSX and the NYSE under the symbol “CAE”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares will not be listed on any securities exchange.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of CAE by Norton Rose Fulbright Canada LLP, Montreal, Québec and by Norton Rose Fulbright US LLP, Houston, Texas.

Unless the context otherwise indicates, references in this Prospectus to “CAE” or the “Company” are references to CAE Inc., its consolidated subsidiaries and predecessor companies.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Company, each of which has been filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Company dated June 10, 2020, for the financial year ended March 31, 2020;

(b)

the audited consolidated financial statements of the Company as at and for the financial years ended March 31, 2020 and 2019, together with the report of the independent registered public accounting firm thereon and the notes thereto, except that the footnote to the audit report included in such audited consolidated financial statements, and any future audited financial statements that are incorporated by reference herein, including in each case any amendment thereto, is hereby expressly excluded from incorporation by reference into the registration statement on Form F-10 of which this Prospectus forms a part;

(c)	the management’s discussion and analysis of financial results for the financial year ended March 31, 2020 (the “Annual MD&A”);

(d)	the unaudited condensed interim consolidated financial statements of the Company as at and for the three and six-month periods ended September 30, 2020 together with the notes thereto;

(e)	the management’s discussion and analysis of financial results for the three and six-month periods ended September 30, 2020 (the “Interim MD&A”); and

(f)	the management proxy circular dated June 16, 2020, prepared in connection with the Company’s annual general meeting held on August 12, 2020.

Any documents of a type described in Item 11.1 of Form 44-101F1 – Short Form Prospectus Distributions, including the types referred to above, any material change reports (excluding confidential reports), and business acquisition reports filed by the Company pursuant to the requirements of securities legislation of any province of Canada, and any other disclosure document which the Company has filed pursuant to an undertaking to a securities regulatory authority of any province of Canada, in each case, after the date of this Prospectus and prior to the date on which this Prospectus ceases to be effective, shall be deemed to be incorporated by reference into this Prospectus. In addition, all documents filed on Form 6-K or Form 40-F by the Company with the United States Securities and Exchange Commission (the “SEC”), after the date of this Prospectus and prior to the date on which this Prospectus ceases to be effective, shall be deemed to be incorporated by reference into the registration statement on Form F-10 of which this Prospectus forms a part, if and to the extent, in the case of any report on Form 6-K, expressly provided in such document.

Any statement contained in this Prospectus or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of Securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the Securities, will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Upon the filing of a subsequent annual information form and the related annual financial statements by the Company with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, and the accompanying management’s discussion and analysis, and material change reports filed prior to the commencement of the Company’s financial year in which such subsequent annual information form is filed, and information circulars and business acquisition reports filed prior to the commencement of the Company’s financial year in respect of which such subsequent annual information form is filed, shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon interim financial statements and the accompanying management’s discussion and analysis for subsequent interim periods being filed with the applicable securities regulatory authorities during the currency of this Prospectus, all interim financial statements and the accompanying management’s discussion and analysis filed prior to such subsequent interim financial statements will be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon the Company filing an information circular in connection with an annual general meeting, the information circular filed in connection with the previous annual general meeting (unless such information circular also related to a special meeting) will be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of the Securities hereunder.

In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, CAE is subject to the information requirements of the United States Securities Exchange Act of 1934, as

amended (the “U.S. Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by CAE in accordance with such requirements, are available to the public on the SEC’s website at www.sec.gov. The Common Shares are listed on the NYSE.

Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Company has not authorized anyone to provide prospective investors with different or additional information. The Company is not making an offer of the Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus or the applicable Prospectus Supplement.

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements) pertaining to a distribution of Securities that has been, or will be, filed under the Company’s profile on SEDAR at www.sedar.com after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) will be deemed to be incorporated by reference into the Prospectus Supplement for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

REFERENCE TO CURRENCY

Unless the context otherwise requires, all references herein to currency are references to Canadian dollars. For Securities issued in other than Canadian currency, potential purchasers should be aware that foreign exchange fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to currency values from time to time. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, together with the documents incorporated by reference herein and therein, includes forward-looking statements about the Company’s activities, events and developments that the Company expects to or anticipates may occur in the future including, for example, statements about the Company’s vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like “believe”, “expect”, “anticipate”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “should”, “strategy”, “future” and similar expressions. By their nature, forward looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties associated with the Company’s business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that the Company believes are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, risks relating to the COVID-19 pandemic such as health and safety, reduction and suspension of operations, global economic conditions, diversions of management attention, heightened IT risks, liquidity risks and credit risks, risks relating to the industry such as competition, business development and awarding of new contracts, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory matters, natural or other disasters, environmental laws and regulations, climate change, risks relating to CAE such as evolving standards and technology innovation, the Company’s ability to penetrate new markets, R&D activities, fixed-price and long term supply contracts, strategic partnerships and long-term contracts, procurement and original equipment manufacturer (OEM) leverage, product integration and program management, protection of the Company’s intellectual property and brand, third-party intellectual property, loss of key personnel, labour relations, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, integration of acquired businesses through mergers, acquisitions, joint ventures, strategic alliances or divestitures, reputational risk, U.S. foreign ownership, control or influence mitigation measures, length of sales cycle, seasonality, continued returns to shareholders, information technology and cybersecurity, the Company’s reliance on technology and third party providers, data privacy, and risks relating to the market such as foreign exchange, availability of capital, credit risk, pension plan funding, doing business in foreign countries, geopolitical uncertainty, anti-corruption laws and taxation matters. Additionally, differences could arise because of events announced or completed after the date of this Prospectus. More information about the risks and uncertainties affecting CAE’s business can be found in the Annual MD&A and the Interim MD&A and under “Risk Factors” in this Prospectus. Any one or more of the factors described above and elsewhere in this Prospectus, together with the documents incorporated by reference herein and therein, may be exacerbated by the continuing COVID-19 pandemic and may have a heightened negative impact on CAE’s business, results of operations and financial condition. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this Prospectus, together with the documents incorporated by reference herein and therein, are not necessarily the only ones the Company faces; additional risks and uncertainties that are presently unknown to the Company or that the Company may currently deem immaterial may adversely affect CAE’s business.

Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this Prospectus, together with the documents incorporated by reference herein and therein, are expressly qualified by this cautionary statement.

Material Assumptions

The forward-looking statements set out in this Prospectus, together with the documents incorporated by reference herein and therein, are based on certain assumptions including, without limitation: the anticipated negative impacts of the COVID-19 pandemic on the Company’s businesses, operating results, cash flows and/or financial condition, including the intended effect of mitigation measures implemented as a result of the COVID-19 pandemic, CAE’s available liquidity from cash and cash equivalents, undrawn amounts on CAE’s revolving credit facilities, the balance available under CAE’s receivable purchase program, CAE’s cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future; and no material financial, operational or competitive consequences from changes in regulations affecting CAE’s business. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this Prospectus, together with the documents incorporated by reference herein and therein, refer to “Risk Factors” in this Prospectus and the applicable reportable segment in the Annual MD&A and the Interim MD&A. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this Prospectus, together with the documents incorporated by reference herein and therein, and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.

TRADEMARKS AND TRADE NAMES

This Prospectus and the documents incorporated by reference herein and therein include certain trademarks and trade names which are protected under applicable intellectual property laws and are the Company’s property. Solely for convenience, the Company’s trademarks and trade names referred to in this Prospectus and in the documents incorporated by reference herein and therein may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. All other trademarks used in this Prospectus or the documents incorporated by reference herein and therein are the property of their respective owners.

CAE INC.

CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, CAE continues to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. CAE is the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. Testament to its customers’ ongoing needs for its solutions, over 60 percent of CAE’s revenue is recurring in nature. CAE has the broadest global presence in its industry, with approximately 10,000 employees, 160 sites and training locations in over 35 countries.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on experience, strong technical capabilities, a highly trained workforce and global reach.

CAE’s reportable segments are: Civil Aviation Training Solutions, Defence and Security and Healthcare.

CAE’s Common Shares are listed on the TSX and the NYSE under the symbol “CAE.” CAE’s registered office is located at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6.

Additional information about the Company’s business is included in the documents incorporated by reference into this Prospectus Supplement, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

USE OF PROCEEDS

The net proceeds to the Company from any offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities. The Company will not receive any proceeds from any sale of any Securities by selling securityholders.

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company since the date of the Company’s most recently filed financial statements, including, as required, any material change, and the effect of such material change, that will result from the issuance of Securities pursuant to such Prospectus Supplement.

There have been no material changes to the Company’s share and loan capitalization since September 30, 2020, the date of the most recently filed unaudited consolidated interim financial statements of the Company.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

DESCRIPTION OF DEBT SECURITIES

As of the date of this Prospectus, the Company has issued US$150 million 4.36% Series A unsecured senior notes due 2033, US$50 million 4.68% Series B unsecured senior notes due 2026, US$127 million 3.597% Series C unsecured senior notes due 2024, US$98 million 3.597% Series D unsecured senior notes due 2027, C$10 million 4.151 % Series E unsecured senior notes due 2024, C$20 million 4.151 % Series F unsecured senior notes due 2027, US$90 million 4.47% Series G unsecured senior notes due 2029, US$90 million 4.47% Series H unsecured senior notes due 2031, US$90 million 4.57% Series I unsecured senior notes due 2031, US$90 million 4.57% Series J unsecured senior notes due 2034, US$90 million 4.72% Series K unsecured senior notes due 2034 and US$100 million 4.90% Series L senior unsecured notes due 2034.

The Company may issue Debt Securities, separately or together, with Common Shares, Preferred Shares, Warrants, Share Purchase Contracts, Subscription Receipts or Units or any combination thereof, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees that will be named in a Prospectus Supplement for a series of Debt Securities. The following description of the Debt Securities is subject to the detailed provisions of a form of Indenture. The description of certain provisions of the Indenture or of any instalment receipt and pledge agreement (see below) in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture or of any instalment receipt and pledge agreement, as applicable. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the specific designation of the Debt Securities;

•	the price or prices at which the Debt Securities will be issued;

•	any limit on the aggregate principal amount of the Debt Securities;

•

the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

•

the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

•	the terms and conditions under which the Company may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which the Company may redeem the Debt Securities, in whole or in part, at the Company’s option;

•	the covenants and events of default applicable to the Debt Securities;

•	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities and any provisions for the adjustment thereof;

•

if applicable, the ability of the Company to satisfy all or a portion of any redemption of such Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of Securities of the Company or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

•

whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•	the authorized denominations in which registered Debt Securities and bearer Debt Securities will be issuable, as applicable;

•	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	the currency in which the Debt Securities are denominated or the currency in which the Company will make payments on the Debt Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities;

•	whether or not the Debt Securities will be guaranteed by some or all of the subsidiaries of CAE, and the terms of any such guarantees;

•	whether the Debt Securities (or instalment receipts representing the Debt Securities, if applicable) will be listed on any securities exchange;

•	the provisions applicable to the modification of the terms of the Indenture; and

•	any other terms of the Debt Securities which apply solely to the Debt Securities.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

The Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts which will provide for payment for the Debt Securities on an instalment basis, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt and pledge agreement or similar agreement. Any such instalment receipt will evidence, among other things, (a) the fact that a first instalment payment has been made in respect of the Debt Securities represented thereby, and (b) the beneficial ownership of the Debt Securities represented by the instalment receipt, subject to a pledge of such Debt Securities securing the obligation to pay the balance outstanding under such Debt Securities on or prior to a certain date. A copy of any such instalment receipt and pledge agreement or similar agreement, once executed, will be filed by CAE with securities regulatory authorities after it has been entered into and will be available on CAE’s SEDAR profile at www.sedar.com.

The Company reserves the right to include in a Prospectus Supplement specific terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities.

DESCRIPTION OF SHARE CAPITAL

General

The following sets forth the terms and provisions of the existing capital of the Company. The particular terms and provisions of the Equity Securities offered by a Prospectus Supplement and the extent to which these general terms and provisions apply will be described in such Prospectus Supplement. The authorized share capital of the Company consists of an unlimited number of Common Shares, of which 265,850,027 were issued and outstanding as at November 13, 2020, and an unlimited number of Preferred Shares, issuable in series, none of which were issued and outstanding as at November 13, 2020.

Common Shares

Holders of Common Shares are entitled to one vote per Common Share at meetings of shareholders, to receive dividends if, as and when declared by the board of directors of the Company and to receive pro rata the remaining property of the Company upon its liquidation, dissolution, winding-up or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, subject to the rights of any other shares having priority over the Common Shares.

Preferred Shares

The Preferred Shares of the Company may, at any time, and from time to time, be issued in one or more series. Subject to the Canada Business Corporations Act (the “CBCA”), the board of directors of the Company may, from time to time before issue, fix the number of shares in, the designation of, and determine the respective rights, privileges, restrictions and conditions attaching to each series of Preferred Shares, including, but without in any way limiting or restricting the generality of the foregoing:

(i)

provisions, if any, with respect to the rights of the holders of the shares of the series to receive notice of or to attend any meeting of the shareholders of the Company or to vote at any such meeting;

(ii)

the rate or amount of preferential dividends and whether or not they are cumulative or non-cumulative, the currency or currencies of payment, the date or dates from or on which such preferential dividends shall accrue or be payable;

(iii)

the rights of the Company, if any, to purchase or redeem the Preferred Shares of the series and the consideration therefor, premium (if any) and the terms and conditions of any such purchase or redemption;

(iv)	the conversion rights, if any;

(v)	the terms and conditions, if any, under which a series of the Preferred Shares shall or may be purchased by the Company; and

(vi)	the restrictions, if any, respecting payment of dividends on Common Shares or on any other shares ranking junior to the Preferred Shares;

the whole to be subject to the issue of a certificate and articles of amendment setting forth the designation of and the rights, privileges, restrictions and conditions attaching to such series of Preferred Shares.

The Preferred Shares of each series shall, with respect to the payment of dividends, be entitled to preference over the Common Shares and over any other shares of the Company ranking junior to the Preferred Shares.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of the assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of the Preferred Shares shall, before any amount shall be paid to or any property or assets of the Company distributed among the holders of the Common Shares or any other shares of the Company ranking junior to the Preferred Shares, be entitled to receive to the extent provided for with respect to each series: (a) an amount equal to the price at which such shares were issued, (b) such premium, if any, as has been provided for with respect to such series, (c) in the case of any series of Preferred Shares entitled to cumulative dividends, all unpaid cumulative dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which cumulative dividends have been paid up to and including the date of distribution), and (d) in the case of any series of Preferred Shares entitled to non-cumulative dividends, all declared but unpaid dividends. After payment to the holder of Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Company.

The Preferred Shares of all series shall participate rateably in respect of the payment of accumulated dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary; provided however, that if such assets are not sufficient to pay in full the amount due on all the Preferred Shares, then such assets shall be distributed rateably as follows: (a) firstly to the payment of an amount equal to the price at which the Preferred Shares of each series were issued and the premium if any payable thereon; and (b) secondly if assets remain after the payment of all amounts to be paid pursuant to the foregoing paragraph (a), to the payment of accrued and unpaid cumulative dividends and declared but unpaid non-cumulative dividends owing on the Preferred Shares.

Except as otherwise provided in the provisions attaching to any Preferred Shares as a series, the holders of Preferred Shares shall not be entitled to receive any notice of or attend at any meeting of shareholders of the Company and shall not be entitled to vote at any such meeting. Holders of Preferred Shares shall not be entitled to vote separately as a class, nor shall the holders of any series of Preferred Share be entitled to vote separately as a series, in the case of an amendment to the articles of the Company referred to in paragraphs (a), (b) or (e) of subsection (1) of Section 176 of the CBCA as now existing.

Any approval to be given by the holders of Preferred Shares separately as a class or by the holders of a series thereof separately as a class, as the case may be, shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of at least two-thirds (2/3) of the outstanding Preferred Shares or the outstanding shares of such series, as the case may be, or by a resolution passed at a meeting of holders of Preferred Shares or such series, as the case may be, duly called and held, by the affirmative vote of not less than two-thirds (2/3) of the votes cast at such meeting. The formalities to be observed with respect to the giving of notice of any meeting of the holders of Preferred Shares or any series thereof, the conduct of such meeting and the quorum therefor shall be those prescribed in the by-laws of the Company with respect to the Preferred Shares or, in the absence thereof, the formalities prescribed in the by-laws of the Company for meetings of the holders of voting shares shall apply mutatis mutandis.

CAE Shareholder Protection Rights Plan

CAE is a party to the shareholder protection rights plan agreement (as amended and restated from time to time, the “Rights Plan”), initially adopted on March 7, 1990. On August 14, 2018, the holders of Common Shares approved a resolution to renew the Rights Plan, with amendments to reflect changes to the take-over bid regime adopted in May 2016 under Canadian securities legislation, as well as minor amendments to reflect current market practice. A copy of the Rights Plan is available electronically on SEDAR under CAE’s profile, which can be accessed at www.sedar.com.

DESCRIPTION OF WARRANTS

As of the date of this Prospectus, the Company has no Warrants outstanding. The Company may issue Warrants, separately or together, with Common Shares, Preferred Shares, Debt Securities, Share Purchase Contracts, Subscription Receipts or Units or any combination thereof, as the case may be. The Warrants would be issued under a separate Warrant agreement or indenture. The specific terms and provisions that will apply to any Warrants that may be offered by the Company pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Warrants offered;

•	the price or prices, if any, at which the Warrants will be issued;

•	the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

•	upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;

•	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

•	if applicable, the identity of the Warrant agent;

•	whether the Warrants will be listed on any securities exchange;

•	whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•

whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Warrants and the Securities to be issued upon exercise of the Warrants;

•	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants; and

•	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

The Company may issue share purchase contracts, including contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of Equity Securities, at a future date or dates, or similar contracts issued on a “prepaid” basis (in each case, “Share Purchase Contracts”). As of the date of this Prospectus, the Company has no Share Purchase Contract outstanding. The price per Equity Security and the number of Equity Securities may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. The Share Purchase Contracts will require either the share purchase price be paid at the time the Share Purchase Contracts are issued or that payment be made at a specified future date. The Share Purchase Contracts may be issued separately or as part of Units, and may or may not serve as collateral for a holder’s obligations. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Company to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.

The applicable Prospectus Supplement will describe the terms of the Share Purchase Contracts. The description in the Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts. This description will include, where applicable:

•

whether the Share Purchase Contracts obligate the holder to purchase or sell, or both purchase and sell, Equity Securities and the nature and amount of those Equity Securities, or the method of determining those amounts;

•	whether the Share Purchase Contracts are to be prepaid or not or paid in installments;

•	any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied;

•	whether the Share Purchase Contracts are to be settled by delivery, or by reference or linkage to the value or performance of Equity Securities;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the Share Purchase Contracts;

•	the date or dates on which the sale or purchase must be made, if any;

•	whether such Share Purchase Contracts will be listed on any securities exchange;

•	whether the Share Purchase Contracts will be issued in fully registered or global form;

•	any rights, privileges, restrictions and conditions attaching to the Share Purchase Contracts; and

•	any other specific terms

Material United States and Canadian federal income tax considerations applicable to the holders of the Share Purchase Contracts will also be discussed in the applicable Prospectus Supplement.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

CAE may issue Subscription Receipts that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Units or any combination thereof. The Subscription Receipts may be offered separately or together with other Securities, and Subscription Receipts sold with other Securities may be attached to or separate from the other Securities.

The Subscription Receipts will be issued under one or more subscription receipt agreements that CAE will enter into with one or more escrow agents. If underwriters or agents are involved in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the subscription receipt agreement governing those Subscription Receipts. The relevant subscription receipt agreement will establish the terms of the Subscription Receipts.

The particular terms and provisions of any Subscription Receipts offered by CAE, and the extent to which the general terms and provisions described in this section apply to those Subscription Receipts, will be set out in the applicable Prospectus Supplement. The Prospectus Supplement will include some or all of the following:

•	the number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•

the designation, number and terms, as applicable, of the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Units to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the anti-dilution provisions that will result in the adjustment of those numbers;

•

the release conditions that must be met in order for holders of Subscription Receipts to receive for no additional consideration, Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Units, as applicable;

•

the procedure for the issuance and delivery of Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Units, as applicable, to holders of Subscription Receipts upon satisfaction of the release conditions;

•

whether any payments will be made to holders of Subscription Receipts upon delivery of the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Units, as applicable, upon satisfaction of the release conditions;

•

the terms and conditions under which the escrow agent will hold in escrow all or a portion of the proceeds from the sale of the Subscription Receipts together with any interest income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the release conditions;

•

the terms and conditions under which the escrow agent will hold the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Units, as applicable, pending the satisfaction of the release conditions;

•	the terms and conditions under which the escrow agent will release all or a portion of the Escrowed Funds to CAE upon satisfaction of the release conditions;

•

if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the escrow agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

•

procedures for the refund by the escrow agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the release conditions are not satisfied;

•	any entitlement of CAE to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•	whether CAE will issue the Subscription Receipts as global securities and, if so, who the depository will be;

•	provisions as to modification, amendment or variation of the subscription receipt agreement or any rights or terms attaching to the Subscription Receipts;

•	material Canadian federal income tax consequences and U.S. federal income tax consequences of owning Subscription Receipts; and

•	any other material terms, preferences, rights or limitations of, or restrictions on, the Subscription Receipts.

DESCRIPTION OF UNITS

As of the date of this Prospectus, the Company has no Units outstanding. The Company may issue Units, separately or together, with Equity Securities, Debt Securities, Warrants, Share Purchase Contracts or Subscription Receipts or any combination thereof, as the case may be. Each Unit would be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each applicable Security. The specific terms and provisions that will apply to any Units that may be offered by the Company pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Units offered;

•	the price or prices, if any, at which the Units will be issued;

•	the manner of determining the offering price(s);

•	the currency at which the Units will be offered;

•	the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•

whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Units or the Securities comprising the Units;

•	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

•

any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

RISK FACTORS

Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement. Additional risk factors relating to a specific offering of Securities may be described in the applicable Prospectus Supplement. Some of the risk factors described herein and in the documents incorporated by reference herein, including the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, our business, financial condition, operating results and future prospects, and your investment in the Securities could be materially adversely affected. More information about the risks and uncertainties affecting CAE’s business can be found in the sections entitled “Business Risk and Uncertainty” and elsewhere in the Annual MD&A and in the Interim MD&A. Readers are cautioned that the risks described above are not necessarily the only ones the Company faces; additional risks and uncertainties that are presently unknown to the Company or that the Company may currently deem immaterial may adversely affect CAE’s business.

THE SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of the Company’s securityholders. The Prospectus Supplement that will be filed in connection with any offering of Securities by selling securityholders will include the following information:

•	the names of the selling securityholders;

•	the number or amount of Securities owned, controlled or directed by each selling securityholder;

•	the number or amount of Securities of the class being distributed for the account of each selling securityholder;

•

the number or amount of Securities of any class to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of the Company’s outstanding Securities;

•	whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and

•	all other information that is required to be included in the applicable Prospectus Supplement.

PLAN OF DISTRIBUTION

The Company may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by the Company from time to time. The Company may distribute the Securities from time to time in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the times of sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities. A description of such pricing will be disclosed in the applicable Prospectus Supplement. The Company may offer Securities in the same offering, or it may offer Securities in separate offerings.

This Prospectus may also, from time to time, relate to the offering of the Company’s Securities by certain selling securityholders. The selling securityholders may sell all or a portion of the Company’s Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. The Company’s Securities may be sold by the selling securityholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.

A Prospectus Supplement will describe the terms of each specific offering of Securities, including: (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any selling securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Company from the sale of such Securities; (v) any agents’ commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.

If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.

The Securities may also be sold: (i) directly by the Company or the selling securityholders at such prices and upon such terms as agreed to; or (ii) through agents designated by the Company or the selling securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or selling securityholder to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.

The Company and/or the selling securityholders may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the selling securityholders to indemnification by the Company and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

The Company may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from the Company at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Preferred Shares, Debt Securities, Subscription Receipts, Warrants, Share Purchase Contracts and Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Warrants, Subscription Receipts, Share Purchase Contracts or Units will not be listed on any securities or stock exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Debt Securities, Warrants, Subscription Receipts, Share Purchase Contracts or Units may be sold and purchasers may not be able to resell Preferred Shares, Debt Securities, Warrants, Subscription Receipts, Share Purchase Contracts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Debt Securities, Warrants, Subscription Receipts, Share Purchase Contracts or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Preferred Shares, Debt Securities, Warrants, Subscription Receipts, Share Purchase Contracts or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Debt Securities, Warrants, Subscription Receipts, Share Purchase Contracts or Units or as to the liquidity of the trading market, if any, for the Preferred Shares, Debt Securities, Warrants, Subscription Receipts, Share Purchase Contracts or Units.

In connection with any offering of Securities, other than an “at-the-market distribution”, unless otherwise specified in a Prospectus Supplement, underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of Securities offered at levels other than those which might otherwise prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter or dealer involved in an “at-the-market” offering, as defined under applicable

Canadian securities laws, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer may enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under the applicable Prospectus Supplement, including selling an aggregate number or principal amount of Securities that would result in the underwriter or dealer creating an over-allocation position in the Securities.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. RESIDENTS

The applicable Prospectus Supplement may describe certain material U.S. federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

LEGAL MATTERS

Certain legal matters in connection with any offering hereunder will be passed upon by Norton Rose Fulbright Canada LLP, Montreal, Québec and by Norton Rose Fulbright US LLP, Houston, Texas for the Company.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The independent registered public accounting firm of the Company is PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, Canada H3B 4Y1. PricewaterhouseCoopers LLP has confirmed that it is independent of the Company within the meaning of the Code of Ethics of Chartered Professional Accountants (Québec).

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal office in the City of Toronto, Ontario.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Certain of the Company’s directors, namely Margaret S. Billson, Marianne Harrison, General David G. Perkins, USA (Ret.) and Andrew J. Stevens, reside outside of Canada. Each such director has appointed CAE Inc. at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6 as their agent for service of process. Purchasers are advised that it may not be possible for them to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with or furnished to the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of PricewaterhouseCoopers LLP; the form of indenture relating to the Debt Securities; and powers of attorney from directors and officers of the Company. The Form F-X of the Company has also been separately filed with the SEC.